Capital Product Partners L.P. Announces The Delivery Of The M/T 'Amadeus'

ATHENS, GREECE -- (Marketwired) -- 07/01/15 -- Capital Product Partners L.P. (NASDAQ: CPLP) (the 'Partnership'), an international diversified shipping company, announced today the successful acquisition of the M/T 'Amadeus'.

Pursuant to the Master Vessel Acquisition Agreement we entered into on July 24th, 2014, the Partnership took delivery on June 30th, 2015 of the M/T 'Amadeus' (50,000 dwt, IMO II/III Eco Chemical/Product Tanker built 2015, Samsung Heavy Industries (Nigbo) Co. Ltd.), the third of five vessels (the 'Dropdown Vessels') that we have agreed to acquire from our sponsor, Capital Maritime & Trading Corp. ('Capital Maritime'). In connection with the acquisition of the Dropdown Vessels, we paid to Capital Maritime in September 2014 the amount of $30.2 million as an advance payment for all five vessels. The $33.5 million purchase price for the M/T 'Amadeus' was funded through a drawdown under the Partnership's senior secured credit facility with ING Bank N.V. (the 'ING Facility') and available cash, including from the proceeds of previously completed equity offerings. The M/T 'Amadeus' is chartered to Capital Maritime for a minimum charter term of 24 months (+/- 30 days) at a gross daily charter rate of $17,000 plus 50/50 profit share on actual earnings settled every six months.

Further to the Master Vessel Acquisition Agreement, the Partnership expects to acquire from Capital Maritime two newbuild 9,288 teu, eco-flex, wide beam containerships under construction at Daewoo-Mangalia Heavy Industries S.A. with expected deliveries in August and November 2015. The two containerships are scheduled to enter into five-year time charter employment to CMA-CGM S.A. The acquisition of the remaining Dropdown Vessels is expected to be funded from the proceeds of previously completed equity offerings, drawdowns under the ING Facility and the Partnership's cash balances. In addition, the Partnership has a right of first refusal over six newbuild eco medium range product tankers built by Samsung Heavy Industries (Nigbo) Co. Ltd.

Following the delivery of the M/T 'Amadeus', the Partnership's charter coverage for 2015 and 2016 is 95% and 74%, respectively.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 33 vessels, including four Suezmax crude oil tankers, 20 modern MR (Medium Range) product tankers, eight post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to A.P. Moller-Maersk A.S., BP Shipping Limited, Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Engen Petroleum, Hyundai Merchant Marine Co. Ltd., Overseas Shipholding Group Inc., Petróleo Brasileiro S.A. ('Petrobras'), Repsol Trading S.A. ('Repsol'), Stena Bulk A.B., Subtec S.A. de C.V., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.
Jerry Kalogiratos
CEO and CFO
Tel. +30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

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